Filed Pursuant to Rule 424(b)(7)

Registration No. 333-199696

Prospectus Supplement No. 1

ELLOMAY CAPITAL LTD.

5,262,683 ORDINARY SHARES

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This prospectus supplement, dated July 1, 2025, supplements the prospectus filed as part of the Registration Statement on Form F-3 filed by Ellomay Capital Ltd. (the “Company”, “us”, “our” or “we”) with the Securities and Exchange Commission on October 30, 2014, covering the resale by certain selling shareholders of up to 6,421,545 of our ordinary shares, nominal value NIS 10.00 per share, issued by us in a private placement consummated in October 2005.

The purpose of this prospectus supplement is solely to supplement and update the “Selling Security Holders” table on page 25 of the prospectus to reflect the sale of ordinary shares by selling shareholders subsequent to the effective date of the prospectus and the transfer of ordinary shares bequeathed by a selling shareholder previously identified in the prospectus.

This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the prospectus. You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto.

Our ordinary shares are listed on the NYSE American LLC under the trading symbol “ELLO” and are listed for trading on the Tel Aviv Stock Exchange (TASE) under the symbol “ELLO.” The closing prices per share of our ordinary shares, as reported on the NYSE American and on the TASE on June 30, 2025, were $17.22 and NIS 60.78 (equal to approximately $18.02 based on the exchange rate between the NIS and the dollar on June 30, 2025, as quoted by the Bank of Israel), respectively.

The selling shareholders may offer all or part of the shares registered hereby for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. Our registration of the ordinary shares covered by the prospectus, as supplemented by this prospectus supplement, does not mean that the selling shareholders will offer or sell any of the shares. See “Plan of Distribution” in the prospectus for more information. Sales may be made through brokers or to dealers, who are expected to receive customary commissions or discounts. We will not control or determine the price at which a selling shareholder decides to sell its shares.

The selling shareholders and participating brokers and dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in which event any profit on the sale of shares of those selling shareholders and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

The information set forth under the caption “Selling Security Holders” in the prospectus is amended and restated in its entirety as set forth below and is provided for the primary purpose of updating the table of selling stockholders contained in the prospectus.

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INVESTING IN OUR ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 4 OF THE PROSPECTUS as well as the risk factors relating to our business that are incorporated by reference TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE PURCHASING OUR ORDINARY SHARES.

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Neither the Securities and Exchange Commission, nor the Israel Securities Authority or any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense under the laws of the United States and the laws of the State of Israel.

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The date of this prospectus supplement is July 1, 2025

SELLING SECURITY HOLDERS

The following information is provided to update the selling security holders table in the prospectus to reflect the sale of ordinary shares by Bonstar Investments Ltd., Ran Fridrich, Kanir Joint Investments (2005) Limited Partnership, Menachem Raphael, Red Car Group Ltd. and S. Nechama Investments (2008) Ltd. and the transfer of ordinary shares from Red Car Group Ltd. to Menahem Raphael and the inheritance by Ms. Anat Raphael of ordinary shares held by Mr. Raphael. We may amend or supplement this prospectus from time to time in the future to update or change this selling security holders list and the securities that may be resold.

See the Section titled “Plan of Distribution” in the prospectus for further information regarding the security holders’ method of distribution of these ordinary shares.

The selling security holders may resell all, a portion or none of these ordinary shares from time to time. The table below sets forth with respect to each selling security holder, based upon information available to us as of June 30, 2025, the number and percent of ordinary shares beneficially owned, the number of ordinary shares registered by this prospectus and the number and percent of ordinary shares that will be owned after the sale of the registered ordinary shares assuming the sale of all of the registered ordinary shares.

	Shares Beneficially Owned Before the Offering(1)		Shares	Shares Beneficially Owned After the Offering(1) (2)
Holder	Shares	Percent	Offered	Shares	Percent
Kanir Joint Investments (2005) Limited Partnership(3)(7)	2,605,845	20.3%	2,012,747	593,098	4.6%
Nehama, Shlomo(4)(7)	464,973	3.6%	423,677	41,296	0.3%
Raphael, Anat(5)(7)	254,524	2%	254,524	0	-
S. Nechama Investments (2008) Ltd.(6)(7)	3,123,604	24.3%	2,571,735	551,869	4.3%

*	Indicates less than one percent.

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. Unless otherwise indicated, each selling security holder listed below has sole voting and investment power with respect to the ordinary shares indicated as beneficially owned thereby. The amounts and percentages are based on a total of 12,852,585 ordinary shares outstanding as of June 30, 2025. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)	With respect to the selling security holders, it has been assumed that all ordinary shares so offered will be sold.

(3)	Kanir Joint Investments (2005) LP, or Kanir, is an Israeli limited partnership. Kanir Investments Ltd., or Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Ran Fridrich, who is a member of our Board of Directors and our Chief Executive Officer and Ms. Anat Raphael, the sister of Mr. Ehud Gil, who is a member of our Board of Directors, are the sole directors of Kanir Ltd. As a result, Mr. Fridrich and Ms. Raphael may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. In addition, Ms. Raphael is the majority shareholder of Kanir Ltd. and beneficially owns 254,524 ordinary shares, which constitute approximately 2% of our outstanding shares and which constitute, together with Kanir’s holdings, approximately 22.3% of our outstanding ordinary shares. Each of Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any. Kanir’s address is 33 Ya’acov Cohen St., Ramat Hasharon 4721356, Israel.

(4)	Mr. Nehama was our chairman of the board of directors until November 25, 2024. Mr. Nehama is also the sole director and shareholder of S. Nechama Investments (2008) Ltd., or Nechama Investments, and therefore may be deemed to indirectly beneficially own the shares held by Nechama Investments. Therefore, Mr. Nehama may be deemed to beneficially own the following: (i) 464,973 ordinary shares directly held by Mr. Nehama, which constitute approximately 3.6% of our outstanding ordinary shares and of which 423,677 ordinary shares are being registered for resale hereunder, and (ii) 3,123,604 ordinary shares held by Nechama Investments, which constitute approximately 24.3% of our outstanding ordinary shares and of which 2,571,735 ordinary shares are being registered for resale hereunder. Mr. Nehama’s address is 8 Raziel Street, Ramat Hasharon 4704143, Israel.

(5)	Ms. Anat Raphael is the sister of Ehud Gil, one of our Board members, and is also a director and majority shareholder of Kanir Ltd., the general partner of Kanir, which in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares held by Kanir and Ms. Raphael may be deemed to indirectly beneficially own the ordinary shares held by Kanir. Therefore, Ms. Raphael may be deemed to beneficially own the following: (i) 254,524 ordinary shares held directly by Ms. Raphael, which constitute approximately 2% of our outstanding ordinary shares and all of which are being registered for resale hereunder, and (ii) 2,605,845 ordinary shares held by Kanir, which constitute approximately 20.3% of our outstanding ordinary shares and of which 2,012,747 are being registered for resale hereunder. Kanir Ltd. and Ms. Raphael each disclaim beneficial ownership of the ordinary shares held by Kanir except to the extent of their respective pecuniary interest therein, if any. Ms. Raphael’s address 33 Ya’acov Cohen St., Ramat Hasharon 4721356, Israel.

(6)	Nechama Investments is an Israeli private company. Mr. Shlomo Nehama, the former chairman of our board of directors and a selling security holder, is the sole director and shareholder of Nechama Investments and therefore may be deemed to indirectly beneficially own the shares held by Nechama Investments. Nechama Investment’s address is 8 Raziel Street, Ramat Hasharon 4704143, Israel.

(7)	Pursuant to public filings made and information provided by Kanir and Nechama Investments and their affiliates, on March 24, 2008, Kanir and Nechama Investments entered into a shareholders agreement, or the 2008 Shareholders Agreement, with respect to their holdings of our ordinary shares. By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Ms. Raphael may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 ordinary shares, which constitute approximately 44.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,232,201 ordinary shares, which constitute 40.7% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Mr. Nehama, he may be deemed to beneficially own approximately 48.2% of our outstanding ordinary shares and taking into account the shares directly held by Ms. Raphael, Ms. Raphael may be deemed to own approximately 46.6% of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Ms. Raphael disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

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